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             U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C.
                                      20549
                                                            SEC File # 001-32202
                                   ----------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                   -----------

     (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
                                 [ ] Form N-SAR

                      For Period Ended: September 30, 2007
                                ----------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION

MICROISLET, INC.
___________________________________________________
Full Name of Registrant:

___________________________________________________
Former Name if Applicable

6370 NANCY RIDGE DRIVE, SUITE 112
___________________________________________________
Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA 92121
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[xx] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

We were unable to file our quarterly report on Form 10-QSB for the quarter ended September 30, 2007, within the prescribed time period because of transitional activities of our management team associated with the notice of resignation of Kevin A. Hainley, our Interim Chief Financial Officer, received by us on November 5, 2007. Mr. Hainley is continuing to work on the Form 10-QSB, and we expect to file the Form 10-QSB on or before November 19, 2007.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kevin A. Hainley                   (858) 657-0287
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    (Name)                         (Area Code) (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [x]Yes [ ]No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report a net loss for the three months ended September 30, 2007, of $2.1 million as compared to $2.2 million for the three months ended September 30, 2006, and a net loss for the nine months ended September 30, 2007, of $7.2 million as compared to $8.1 million for the nine months ended September 30, 2006.

Except for the historical information contained herein, the matters set forth in this Form 12b-25 are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements made herein regarding our expected results of operations are subject to the safe harbor. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to, the completion of our work on the Form 10-QSB and the review thereof by our independent registered public accounting firm and our ability to continue as a going concern. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.



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                                MICROISLET, INC.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2007                    By: /s/ KEVIN A. HAINLEY
                                               ---------------------------------
                                               Kevin A. Hainley
                                               Interim Chief Financial Officer